Exhibit 99.1

FOR RELEASE NOVEMBER 2, 2009

Pure Nickel Exploration Update

TORONTO, ON: November 2, 2009 Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to provide an initial update on its exploration season on the MAN, Alaska project.

Pure Nickel in collaboration with its project partner, ITOCHU Corporation of Tokyo, concluded the MAN project’s site exploration work in the last week of September. Work was carried out within the overall budget of US $4.4 million. This release will deal with preliminary program highlights.

Geotech Ltd. commenced the airborne ZTEM survey (Z axis Tipper Electromagnetic system) on May 31. A total of 2672 line kilometres were flown covering the property’s main complexes Alpha and Beta. Data quality was very good and preliminary analysis of the ZTEM data generated numerous targets of interest. During the post exploration season Pure Nickel’s technical personnel and Geotech scientists have been conducting extensive analysis of the ZTEM data including detailed two dimensional inversions which are already leading to new target areas at depth.

The drill program commenced in early June and ran until the third week of September with a total of 4200 metres drilled. The program was comprised of seven completed drill holes as well as three abandoned in their very early stages. This is the largest drill program completed in one season for the MAN project. The ultramafic sequence was thicker than expected as seen in hole PNI-09-025 that was drilled to a depth of 1066 metres targeting a deep TEM target. This target, with significant lateral dimensions and an EM decay time constant of 100 msec, is indicative of a large source with a highly anomalous conductivity-thickness product. Future work planned for this zone includes bringing in a large drill with wedging capabilities. All the drilling was completed by Cyr Drilling, and Pure Nickel was very pleased with the quality and productivity of the work performed.

Extensive geophysical work was conducted concurrent to the drilling program. In particular, a new ground time domain EM system (full waveform streaming multisensor fluxgate array), was deployed extensively through the latter half of the exploration season. This was the first instance of this technology being used in North American nickel exploration. This ground based EM technology developed by Dr. Mark Shore provided our exploration team with the ability to collect low-noise late time data under challenging conditions and identify electromagnetic anomalies at greater than 800 metres depth.

Full exploration results are still several weeks away. The company expects to able to report on assay results, borehole EM survey, ZTEM survey findings, ground survey grids and other facets of the exploration program following conclusion of a detailed analysis and discussion of these results with our partner ITOCHU.

Drilling of the ultramafic bodies in the Beta Complex has revealed that these bodies are considerably thicker than previously inferred. The enhanced concentration of thick ultramafic bodies in this area further supports the concept that the MAN exploration area represents a major magmatic centre or "plumbing system" in Wrangellia.

Larry Hulbert, P.Geol. is Pure Nickel's Chief Consulting Geologist and is the designated Qualified Person (Q.P.) for the MAN Project. Phillip Mudry, P.Geol. is the Chief Exploration Consultant for Pure Nickel Inc. and supervised drill hole planning, implementation and quality control/quality assurance programs at the MAN project for 2009.

About Pure Nickel Inc.:
Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska. The Company's 2009 exploration program is fully funded.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group
Jeff Walker
Toll Free: 1-888-221-0915
Email: info@howardgroupinc.com
www.howardgroupinc.com

Pure Nickel Inc.
David McPherson
President & CEO T.
(416) 644-0066
Email: info@purenickel.com
www.purenickel.com